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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                _________________

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                _________________

                           DCT INDUSTRIAL TRUST INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   233153105
                                 (CUSIP Number)

                                 GARY M. REIFF
                    C/O DIVIDEND CAPITAL ADVISORS GROUP LLC
                          518 17TH STREET, 17TH FLOOR
                             DENVER, COLORADO 80202
                                 (303) 228-2200
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                                _________________

                                August 11, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  233153105                                                PAGE 2 OF 7


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         NAMES OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Dividend Capital Advisors Group LLC
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)     [_]
               (b)     [X]

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Colorado
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

                                          15,111,111 (1)
                                ------------------------------------------------
                                8     SHARED VOTING POWER
          NUMBER OF
           SHARES                         -0-
     BENEFICIALLY OWNED         ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER
           PERSON
            WITH                          15,111,111 (1)
                                ------------------------------------------------
                                10    SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,111,111 (1)
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)
                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               8.2% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)

               OO
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--------------------------

(1) Consists of common stock, par value $0.01 per share ("Common Stock"), of the Issuer that may be acquired upon redemption of units of limited partnership interest ("OP Units) in DCT Industrial Operating Partnership LP, the operating partnership of the Issuer, upon election of the holder and after the OP Units have been held for at least one year (October 10, 2007).

(2) The percentage amount is calculated by dividing the 15,111,111 shares of Common Stock that may be acquired upon redemption of the OP Units by 183,533,973 shares of Common Stock, which is the sum of the 15,111,111 shares of Common Stock plus the 168,354,596 shares of Common Stock outstanding as of July 31, 2007, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2007.

CUSIP NO.  233153105                                                PAGE 3 OF 7


ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to common stock, par value $0.01 per share ("Common Stock"), of DCT Industrial Trust Inc., a Maryland corporation (the "Issuer"), that is issuable to Dividend Capital Advisors Group LLC, a Colorado limited liability company (the "Reporting Person"), upon redemption of units of limited partnership interest ("OP Units") in DCT Industrial Operating Partnership LP, a Delaware limited partnership and the operating partnership of the Issuer (the "Operating Partnership"). The principal executive offices of the Issuer are located at 518 17th Street, Suite 1700, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by the Reporting Person. The Reporting Person's principal executive offices are located at 518 17th Street, 17th Floor, Denver, Colorado 80202. The Reporting Person's initial purpose of business was to act as the sole member of Dividend Capital Advisors LLC, a Colorado limited liability company (the "Advisor"). Following the consummation of the Internalization (as defined in Item 4 below), the Reporting Person's principal business is to hold the OP Units. The managers of the Reporting Person are Churchill Drive Investors LLC, a Colorado limited liability company ("CDI"), Ridge Road Investments LLC, a Colorado limited liability company
("RRI"), and Forestview Consulting Group LLC, a Delaware limited liability company ("FVCG" and, together with CDI and RRI, the "Managers"). The principal executive offices of each of the Managers are located at 518 17th Street, 17th Floor, Denver, Colorado 80202. Each of the Managers' principal business is to act as a manager of the Reporting Person. CDI's managing member is John Blumberg, RRI's manager is Evan H. Zucker and FVCG's managing member is Thomas
I. Florence (collectively, the "Controlling Persons" and, together with the Managers, the "Instruction C Persons"). The business address of each of the Controlling Persons is 518 17th Street, 17th Floor, Denver, Colorado 80202. Each of the Controlling Persons' present principal occupation is in the real estate private equity business.

(d)-(e) During the last five years, neither the Reporting Person, nor to the best of its knowledge, any of the Instruction C Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of the Reporting Person, each of the Controlling Persons is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person was issued OP Units in exchange for the contribution of the entire outstanding membership interest in the Advisor as part of the Internalization (as defined in Item 4 below). A description of the transactions pursuant to which these OP Units were issued is provided in Item 4 below and is incorporated by reference in this Item 3.

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CUSIP NO.  233153105                                                PAGE 4 OF 7


ITEM 4.  PURPOSE OF THE TRANSACTION

      On July 21, 2006, the Issuer entered into a contribution agreement (the "Contribution Agreement") with the Operating Partnership and the Reporting Person, then the parent company of the Advisor. Pursuant to an amended and restated advisory agreement with the Issuer, the Advisor then had responsibility for the Issuer's day-to-day operations subject to the supervision of the Issuer's Board of Directors (the "Board of Directors"). The Reporting Person owned the entire outstanding membership interest in the Advisor. In addition, the Reporting Person held a special series of units of limited partnership interest (the "Special Units") in the Operating Partnership with special distribution rights.

      On October 10, 2006 (the "Closing Date"), pursuant to the Contribution Agreement, the Operating Partnership acquired the entire outstanding membership interest, and all economic interests, in the Advisor from the Reporting Person for an aggregate of 15,111,111 OP Units, which included the modification of the Special Units held by the Reporting Person into 7,111,111 OP Units, with an aggregate stated value of approximately $170.0 million (before transaction expenses) (the "Internalization"). As a result of the Internalization, the Advisor became a wholly-owned subsidiary of the Operating Partnership and the Issuer became self-advised.

      Pursuant to the Contribution Agreement, an individual designated by the Reporting Person is required to be nominated for election to the Board of Directors at the Issuer's annual stockholders meetings in 2007, 2008 and 2009, in each case to serve a one-year term. James R. Mulvihill was duly elected as a member of the Board during the Issuer's stockholder meeting held on May 3, 2007. The Issuer's obligation to make such nominations will terminate if at any time the beneficial owners of the outstanding interests in the Reporting Person and certain employees cease to beneficially own directly or indirectly (including through their ownership of the Reporting Person) an aggregate of at least 5,000,000 of the OP Units issued in connection with the Internalization. In addition, if at any time while the Issuer is obligated to make such nominations the Board of Directors becomes classified with the result that directors serve for terms of greater than one year, the Issuer will not be required to make any nominations otherwise required under the Contribution Agreement except at a meeting where the term of an individual nominated pursuant to the Issuer's obligation under the Contribution Agreement and elected to the Board of Directors in connection with such nomination is scheduled to expire.

      In connection with the closing of the Internalization on the Closing Date, the Issuer entered into certain other agreements including (i) a pledge agreement with respect to the indemnification provisions of the Contribution Agreement, pursuant to which the Reporting Person pledged in the Issuer's favor, and the Issuer holds, a first priority security interest in, (a) for a period of 15 months after the Closing Date (the "Lock-Up Period"), all of the OP Units received in the Internalization, (b) for a period of nine months after the end of the Lock-Up Period (the "First Follow-On Period"), $20.0 million of cash and/or OP Units plus an amount reasonably sufficient to cover any unresolved claims asserted before the end of the First Follow-On Period, (c) for a period of 12 months after the end of the First Follow-On Period (the "Second Follow-On Period"), $10.0 million of cash and/or OP Units plus an amount reasonably sufficient to cover any unresolved claims asserted before the end of the Second Follow-On Period and

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CUSIP NO.  233153105                                                PAGE 5 OF 7


(d) following the end of the Second Follow-On Period, assets equal to the amount of unresolved claims asserted before the end of the Second Follow-On Period until those claims are resolved and (ii) a registration rights agreement pursuant to which the Issuer granted registration rights to the Reporting Person and to permitted transferees in respect of any shares of Common Stock issued to such persons in exchange for the OP Units issued in the Internalization.

      Except as disclosed herein, neither the Reporting Person, nor to the best knowledge of the Reporting Person any of the Instruction C Persons, has any plans or proposals which relate to or which would result in any actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Nevertheless, as part of its ongoing evaluation of the Internalization, the Reporting Person may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in Rows 7 through 13 of page 2 above is incorporated herein by reference. The percentage amount set forth in Row 13 of page 2 above is calculated by dividing the 15,111,111 shares of Common Stock that may be acquired upon redemption of the OP Units by 183,533,973 shares of Common Stock, which is the sum of the 15,111,111 shares of Common Stock plus the 168,354,596 shares of Common Stock outstanding as of July 31, 2007, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 14, 2007. Holders of OP Units generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for cash or, at the Issuer's sole discretion, shares of the Issuer's Common Stock, or a combination of both.

Evan H. Zucker indirectly beneficially owns 11,797 shares of Common Stock, representing approximately 0.0% of the Issuer's issued and outstanding Common Stock, and as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition. John Blumberg beneficially owns 10,352 shares of Common Stock, representing approximately 0.0% of the Issuer's issued and outstanding Common Stock, and as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition. Thomas I. Florence indirectly beneficially owns 11,546 shares of Common Stock, representing approximately 0.0% of the Issuer's issued and outstanding Common Stock, and as to which he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition. To the best of the knowledge of the Reporting Person, none of the Instruction C Persons beneficially owns any Common Stock except as identified herein.

(c) There have been no transactions in the Common Stock by the Reporting Person during the past 60 days, or to the best of the knowledge of the Reporting Person, by any of the Instruction C Persons during the past 60 days.

(d) The Managers, collectively, have the power to direct the receipt of dividends from, or the disposition of the proceeds from the sale of, all or a portion of the OP Units converted into Common Stock held by the Reporting Person reported herein or the redemption of all or a portion of the OP Units for cash, or a combination of both.

CUSIP NO.  233153105                                                PAGE 6 OF 7


(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

      The information contained in Item 4 above is incorporated into this Item 6 by reference.

      Except as described above in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the best of the Reporting Person's knowledge, any of the Instruction C Persons, and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1: Contribution Agreement by and among the Issuer, the Operating Partnership and the Reporting Person, dated as of July 21, 2006 (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on July 27, 2006).

Exhibit 2: Pledge and Security Agreement between the Reporting Person and the Issuer, dated as of October 10, 2006 (incorporated by reference to Exhibit
10.21 to Form S-11 filed by the Issuer on October 19, 2006).

Exhibit 3: Registration Rights Agreement between the Issuer and the Reporting Person, dated as of October 10, 2006 (incorporated by reference to Exhibit
10.22 to Form S-11 filed by the Issuer on October 19, 2006).


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CUSIP NO.  233153105                                                PAGE 7 OF 7


SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2007


                                    DIVIDEND CAPITAL ADVISORS GROUP LLC
                                    By: Ridge Road Investments LLC, its Manager



                                    By:  /s/ Evan H. Zucker
                                        --------------------------------------
                                        Name:   Evan H. Zucker
                                        Title:  Manager